

NEWS RELEASE

TALISMAN ENERGY

TALISMAN ENERGY ANNOUNCES A SIGNIFICANT DISCOVERY IN COLOMBIA

CALGARY, Alberta – May 20, 2009 – Talisman (Colombia) Oil & Gas Ltd., a wholly owned subsidiary of Talisman Energy Inc. ("Talisman"), has announced a significant gas condensate field discovery in the Niscota Block of the Andes foothills, located 300 kilometres north east of Bogota, Colombia.

In the Niscota Block, the Huron-1 well, which was spudded in June last year, has been drilled to a current depth of 18,275 feet in a heavily faulted area and encountered several reservoirs. One reservoir was tested at 3,400 bbls/d of gas condensate. The well is currently being deepened to complete the evaluation of the prospective section. Further logging and testing is planned.

Talisman holds a 30% interest in the Block, with Tepma holding a 50% interest and Hocol S.A.(Operator) holding the remaining 20% interest.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman's three main operating areas are North America, the North Sea and Southeast Asia. The Company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York Stock Exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:
David Mann
Vice President, Corporate
& Investor Communications
Phone: 403-237-1196 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com

Shareholder and Investor Inquiries:
Christopher J. LeGallais
Vice President, Investor Relations
Phone: 403-237-1957 Fax: 403-237-1210
Email: tlm@talisman-energy.com

15-09

Forward-Looking Information

This news release contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes statements regarding expected appraisal, seismic and drilling activities. Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to:

- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages; risks and uncertainties involving geology of oil and gas deposits;

- the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;

- the uncertainty of estimates and projections relating to production, costs and expenses;

- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

- health, safety and environmental risks;

- risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action); and

- the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company's most recent Annual Information Form. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.